UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March  2007

Masisa S.A.
(Exact name of registrant as specified in its charter)

Masisa S.A.
(Translation of Registrant’s name into English)

Av. Apoquindo 3650, Piso 10, Las Condes Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Santiago, March 29th, 2007

Mr. Alberto Etchegaray de la Cerda
Superintendent
Chilean Securities and Insurance Superintendent’s Office
Present

Ref.:	IMPORTANT EVENT
Masisa S.A.
(Securities Registry Nº 825)

To whom it may concern:

Pursuant to the provisions established in article 9 and paragraph two article 10 of Law N° 18,045 and in General Rule N° 30, and Bulletin Nº 660 of the Chilean Securities and Insurance Superintendent’s Office (Superintendencia de Valores y Seguros), being duly authorized, I hereby inform as an important event, that in the meeting held on March 28th, 2007, Masisa S.A.’s (here after known as the “Company”) Board of Directors agreed to submit for approval at the following Ordinary Shareholder’s Meeting of the Company, the payment of a minimum definite mandatory dividend and the payment of an additional definite dividend, with charge to distributable net income for the exercise ended in December 31st, 2006.

The total amount of the dividend proposed to be distributed is US$12,466,914.79, equal to 50% (30% for minimum mandatory dividend and 20% for the additional dividend) of the distributable net income for the 2006 exercise which amounted to 24,933,829.57 US$. Therefore, the total dividend per share will be US$ 0.0021996229.

It was agreed to be proposed at the Meeting that the dividend be paid on May 25th 2007. Therefore, if such dividend is approved by the said Meeting, the shareholders which have been registered under the Masisa S.A. Shareholder’s Registry by May 18th, 2007, will have such right.

In addition, it will be proposed that the dividend be paid in Chilean Pesos (pesos chilenos), according to the exchange rate “Observed Dollar” (dólar observado) published in the Official Gazette of Chile (Diario Oficial) on May 18th, 2007.

The notification through which the shareholder’s will be communicated about the agreement adopted at the Meeting regarding said dividend and its payment manner, will be timely published in La Segunda newspaper of Santiago, notwithstanding that in addition it will be informed as an important event.

Respectfully,

Patricio Reyes Urrutia
Corporate Legal Counsel
Masisa S.A.

cc.	Bolsa de Valores (Stock Exchange)
Comisión Clasificadora de Riesgos (Risk Classifying Commission)
Clasificadores de Riesgo (Risk Classification)

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2007

Masisa S.A.

By:	/s/ Patricio Reyes

Patricio Reyes
General Counsel